SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No : ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward-looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Media Release

Corporate Communications

Level 22, 100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 30 March 2006

ANZ to receive $98 million partial NHB insurance

settlement - negotiations continue

ANZ today announced it had agreed to a $98 million settlement from the majority of its global reinsurers in relation to the settlement in 2002 of its former subsidiary Grindlays Bank’s long running dispute with India’s National Housing Bank (NHB).

The settlement follows proceedings initiated by ANZ in 2003 in the Victorian Supreme Court against ANZcover Insurance Pty Ltd, ANZ’s captive insurance company. ANZcover purchases reinsurance from global reinsurers, primarily in the London reinsurance market. Reinsurers were subsequently joined in the proceedings.

The insurance claim arose from circumstances in 1992 when the proceeds of nine NHB cheques, made payable to Grindlays Bank, were credited to the account of a customer, Mr Harshad Mehta. In January 2002, ANZ and NHB reached an agreement to settle the long-running claim by NHB.

The claim on the ANZcover insurance policy crystallised upon settlement of the dispute with NHB in January 2002. At the time the remaining value of the policy was $130 million.

ANZ Chief Financial Officer Mr Peter Marriott said: “This $98 million settlement with the majority of reinsurers is good progress and a satisfactory outcome.

“In addition to those reinsurers with whom we have settled and who have paid or agreed to pay the sum of $98 million, we have in principle settlement agreements with a further 15 reinsurers. We anticipate those will be finalised in early April but if not our proceedings against them will continue.  We anticipate that we will announce the quantum of any additional settlements at that time.

“As ANZ suffered losses greater than we are able to recover under the policy, we continue to exercise our rights against those who caused those losses. In that regard ANZ is actively pursuing a claim in India to recover a share of the proceeds from the estate of the deceased Mr Mehta,” Mr Marriott said.

ANZ will recognise the $98 million pre tax recovery, together with any other settlement amounts agreed in its 2006 Interim Results to be announced on 27 April.

For media enquiries, contact:

Paul Edwards

Head of Corporate Communications

Tel: 03-92736955 or 0409-655 550

Email: paul.edwards@anz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

	By:	/s/ John Priestley
John Priestley
Company Secretary

Date 30 March 2006